Confidential Treatment Requested by Newfield Exploration Company Pursuant to Rule 83
Page Code NFX 10/31/2012-1

October 31, 2012

Via EDGAR and Overnight Delivery (with Confidential Materials)
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Attention:                      Mr. H. Roger Schwall
Mr. Ronald M. Winfrey

Re:	Newfield Exploration Company
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed February 27, 2012
File No. 1-12534

Ladies and Gentlemen:

We are responding to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission” or the “SEC”) by letter dated September 20, 2012 regarding Newfield Exploration Company’s (“Newfield” or the “Company”) Form 10-K for the fiscal year ended December 31, 2011 (the “Form 10-K”).  For your convenience, we have included the text of the Staff’s comments from the September 20, 2012 letter in bold text within this response letter.

Pursuant to the Commission’s Rule 418(b) of Regulation C, Newfield requests that all supplemental materials provided via flash drive in response to Comment No. 3 be returned to Newfield after the Staff has completed its review thereof.  In addition, pursuant to the Commission’s Rule 83, 17 C.F.R. §200.83, Newfield requests confidential treatment for the supplemental materials provided via flash drive in response to Comment No. 3.  Specifically, Newfield requests that the information provided via flash drive be maintained in confidence, not be made part of any public record and not be disclosed to any person, because each such portion contains confidential business information, the disclosure of which would cause serious competitive harm to Newfield.  In the event that the Staff receives a request for access to the confidential information provided via flash drive, whether pursuant to the Freedom of Information Act (“FOIA”) or otherwise, Newfield respectfully requests that George W. Fairchild, Jr., Newfield’s Controller, be notified immediately of such request, so that Newfield may further substantiate this request for confidential treatment under Rule 83.  Mr. Fairchild may be contacted at the following address and telephone number:

Confidential Treatment Requested by Newfield Exploration Company Pursuant to Rule 83
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George W. Fairchild, Jr., Controller
Newfield Exploration Company
4 Waterway Square Place, Suite 100
The Woodlands, Texas  77380
281-210-5194

Response to Comments:

General

Business and Properties, page 3

Overview of Our Properties and Plans for 2012, page 6

1.
We note your statement, “Our net production from the Uinta Basin was approximately 22,000 BOEPD as of December 31, 2011,” as well as similar equivalent unit production figures elsewhere in this overview section. Please expand these to disclose also the daily production figures for oil, natural gas and, if significant, natural gas liquids.

Response:  Newfield respectfully acknowledges your comment and agrees that in future filings with the Commission, it will include similar daily production figures for each of oil, natural gas and, if significant, natural gas liquids.

Estimated Reserves, page 9

2.
Item 1202(a)(2) of Regulation S-K requires presentation of reserves by product type. Please expand your reserves disclosure here and in the supplementary oil and gas disclosures to present also natural gas liquids reserves. Refer also to FASB ASC subparagraph 932-235-50-4(a).

Response:  Newfield respectfully acknowledges that under Item 1202(a)(2) of Regulation S-K, a registrant must present proved reserves for the product types listed in paragraph (a)(4) of Item 1202.  Item 1202(a)(4) requires a registrant to “disclose separately material reserves of the following product types: (i) oil; (ii) natural gas; (iii) synthetic oil; (iv) synthetic gas; and (v) sales products of other non-renewable natural resources that are intended to be upgraded into synthetic oil and gas” (emphasis added).  Currently, Newfield discloses reserves by two material product types, natural gas and oil (which includes natural gas liquids).  As of December 31, 2011, natural gas liquids accounted for only 2.3% of total proved reserves. As a result, Newfield’s current position is that its proved reserves for natural gas liquids do not make up a material portion of its reserves and separate disclosure is not necessary.  In response to your comment, however, Newfield will disclose in future filings with the Commission the percentage of total proved reserves that consists of natural gas liquids and, if significant, disclose natural gas liquids separately by product type.

Confidential Treatment Requested by Newfield Exploration Company Pursuant to Rule 83
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3.
Please provide us with the petroleum engineering reports you used as the basis for your December 31, 2011 proved and probable reserves disclosures on pages 9 and 106. You may furnish these materials on digital media such as flash drive or compact disk. The report should include:

a)
One-line recaps in spread sheet format for each property sorted by field within each proved and probable reserve category including the dates of first booking and estimated first production for your proved undeveloped properties;

b)	Total company summary income forecast schedules for each proved and probable reserve category with proved developed segregated into producing and non-producing properties;

c)	Individual income forecasts for all the Mid-Continent and Rocky Mountains wells/locations in the proved developed, proved undeveloped and probable categories;

d)
Engineering exhibits (e.g., maps, rate/time plots, volumetric calculations, analogy well performance) for each of the three largest wells/locations in the proved developed, proved undeveloped and probable categories for your Mid-Continent and Rocky Mountains operating regions (18 entities in all). Please ensure that the decline parameters (b-factor, initial and terminal decline rates, initial production rate), EURs and cumulative production figures are presented on the rate/time plots or otherwise available;

e)	AFE/estimated future capital cost inventories for each of the six PUD and six probable properties as well as historical support for these costs; and

f)	Hindsight comparison between the year-end 2011 estimated ultimate recoveries for all PUD locations that were drilled in 2010 and the EURs you had booked immediately prior to drilling.

Response:  The information requested by the Staff in Comment 3 is being furnished separately via flash drive and is confidential to Newfield.  Accordingly, pursuant to Rule 83, 17 C.F.R. §200.83., the Company is requesting confidential treatment for all information furnished via flash drive. In addition, pursuant to Rule 418(b) of Regulation C, Newfield requests that all supplemental materials provided via flash drive be returned to Newfield after the Staff has completed its review thereof.

Confidential Treatment Requested by Newfield Exploration Company Pursuant to Rule 83
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Proved Reserves, page 10

4.
We note your statement, “During 2011, we spent $1.0 billion of drilling completion and facilities-related capital to convert 327 Bcfe of our December 31, 2010 proved undeveloped reserves into proved developed reserves.” Please reconcile this with the $700 million in 2011 incurred development costs on page 109.

Response:  The reconciliation between the two figures in question is as follows (in millions):

2011 Estimated Development Costs Incurred as Reported in December 31, 2010 Reserve Report	$700
Costs Incurred Related to PUD Reserves Not Reclassified to PDP at December 31, 2011	90
Change in Scope of New Projects between Periods	21
Cost Overruns, Inclusive of Change in Service Cost Environment	154
Actual Capital Spent on PUD Reserves during Fiscal Year 2011	$965

5.
We note your statement, “…our proved undeveloped reserves at December 31, 2011 were 1,782 Bcfe, 100% of which have been included in our reserve report for less than five years.” Please affirm, if true, that none of your PUD reserves are scheduled to be developed beyond five years after first booking.

Response:  Newfield cannot affirm that none of the PUD reserves disclosed in its Form 10-K are scheduled to be developed beyond five years after the date of first booking because a small portion of these reserves is scheduled to be developed beyond five years after first booking.  As of December 31, 2011, 118 of 2,345 proved undeveloped locations are planned to be developed beyond five years from the date of first booking.  In order, in the 6th, 7th, 8th, 9th and 10th year beyond the date of first bookings, the respective numbers of wells are 36, 20, 22, 27 and 13.  Volumetrically, these locations represent 11% of our proved undeveloped reserves or 5% of our total proved reserves.

The combination of two fields, the Greater Monument Butte Unit and the Arkoma Woodford Shale, account for 112 of 118 locations (95%) that will be developed beyond five years after the date of first booking.  These are long-lived assets that Newfield has clearly demonstrated the commitment to develop.

The Company’s interests in the Greater Monument Butte Unit, the largest federal unit in the lower 48 states and a huge developing waterflood, account for the majority of the PUDs  (67 locations) intended to be developed beyond five years after first booking.  The development of the waterflood requires certain timing for the drilling of wells in connection with water injection for optimal performance. As a result, the continued development of these locations will span more than five years after first booking, and Newfield is committed to it.  Since 2006, Newfield has drilled 1,043 producers and converted 403 wells to water injection as part of the development plan for this field. Newfield’s management believes that recognizing the PUD reserves associated with such an undertaking is appropriate so stockholders see reserves that tie to the assets reflected in the corresponding financial statements.

Confidential Treatment Requested by Newfield Exploration Company Pursuant to Rule 83
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The second largest group of PUDs (45 locations) that will span more than five years after first booking are located in the Arkoma Basin, in the Woodford Shale; a major focus area for Newfield over the last several years.  Since 2006, Newfield has drilled 364 horizontal wells to develop reserves in this field. Newfield reaffirms that as of the date of each reserve report, it intends to invest capital to develop the PUDs in the subsequent five-year period.

In the event that the PUD reserves expected to be developed beyond five years after first booking become a material portion of the Company’s proved undeveloped reserves, the Company believes an explanation for the unique circumstances is appropriate and will provide in future filings the appropriate disclosures to support its position.

6.
We note your four year historical aggregate PUD development portion is 60%: 17%, 11%, 13% and 19% over the period 2008-2011. Rule 4-10(a)(31)(ii) of Regulation S-X requires that your PUD development plans provide for the accessing and monetization of PUD reserves within five years of initial booking. Please explain how you intend to fulfill the (assumed five year) timing of your development plan. Address the fact that, in 2010 and 2011, you converted more probable reserves than PUD reserves to proved developed status. Please tell us funding figures you have earmarked for 2012 PUD development.

Response:  Our historical proved undeveloped reserves conversion rate is not indicative of the planned pace of development of our proved reserves at the end of year 2011.  At the end of any given year, we ensure that our reserves include only those that we plan to develop within a five-year time frame.  The basis for our development plans are (i) allocation of capital to projects in our 2012 capital budget and (ii) in subsequent years, on the basis of capital allocation in our five-year business plan, each of which is generally governed by our expectations for internally generated sources of cash.  Reserve calculations at any end-of-year period are representative of our development plans at that time.  Changes in commodity pricing, oilfield service costs and availability, and other economic factors may lead to changes in development plans.  The amounts of other investment, such as drilling to assess unproved leasehold and drilling to convert primary term acreage to held-by-production acreage, and the relative success of each, determine the quantity of proved developed reserves added in any year.  As of December 31, 2011, Newfield had earmarked approximately $785 million for the development of proved undeveloped reserves. As of September 30, 2012, Newfield had invested approximately $487 million in development of PUDs and now estimates the full year investment to be $550 to $600 million.

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Probable Reserves, page 10

7.
Please remove the reference to “contingent probable reserves” in the statement, “Probable reserves were reduced for (i) price related to revisions and conversions to contingent probable reserves (256 Bcfe)…” as such volumes are undefined in Rule 4-10(a) of Regulation S-X. Refer also to the Instruction to Item 1202 of Regulation S-K.

Response:  Newfield respectfully acknowledges the Staff’s comment and will not include the term “contingent probable reserves” in any future filings with the Commission.

Results of Operations, page 41

8.	Please expand the disclosure of historical production and sales prices to include figures for significant natural gas liquids volumes and revenues.

Response:  At this time, Newfield’s volumes and revenues from the production and sale of natural gas liquids is not significant to the Company.  Newfield respectfully acknowledges the Staff’s comment and will in the future, if significant, expand its disclosure of historical production and sales prices to include figures for significant natural gas liquids volumes and revenues.  Please see also Newfield’s response to Comment 2 above.

Results of Operations, page 41

Supplementary Oil and Gas Disclosures, page 102

Changes in the Standardized Measure, page 109

9.
FASB ASC Subparagraph 932-235-50-35(g) specifies the inclusion of “Previously estimated development costs incurred during the period” in the determination of annual changes to the standardized measure. Please revise your document to comply with ASC 932.

Response:  Newfield’s caption on the summary of changes in the standardized measure of discounted future net cash flows table reads “Development costs incurred during the period.” The amounts shown for this caption are previously estimated development costs incurred.  In light of your comment, Newfield will in all future filings with the Commission revise that caption to read “Previously estimated development costs incurred during the period” in order to properly reflect the amount noted therein.

Confidential Treatment Requested by Newfield Exploration Company Pursuant to Rule 83
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In responding to the comments received from the Staff by letter dated September 20, 2012, Newfield acknowledges that:

•	Newfield is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	Newfield may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at 281-210-5320 or George W. Fairchild, Jr. at 281-210-5194 with any questions or comments regarding this response letter.

Yours very truly,

/s/ Terry W. Rathert

Terry W. Rathert
Executive Vice President and
Chief Financial Officer

cc:           George T. Dunn, Senior Vice President - Development
George W. Fairchild, Jr., Controller